Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed consolidated financial statements and related notes included in Exhibit 99.1. This discussion and other parts of this report contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Report and our Quarterly Report on Form 10-Q and our annual report on Form 10-K for the fiscal year ended December 31, 2022 under Forward-Looking Statements and Item 1A–Risk Factors, filed with the SEC on March 14, 2023.

Overview

We are a leading holographic digitalization technology service provider in China. We are committed to providing first-class holographic technology services to our customers worldwide. Our holographic technology services include high-precision holographic light detection and ranging (“LiDAR”) solutions, based on holographic technology, exclusive holographic LiDAR point cloud algorithms architecture design, breakthrough technical holographic imaging solutions, holographic LiDAR sensor chip design and holographic vehicle intelligent vision technology to service customers that provide reliable holographic advanced driver assistance systems (“ADAS”). We also provide holographic digital twin technology services for customers and has built a proprietary holographic digital twin technology resource library. Our holographic digital twin technology resource library captures shapes and objects in 3D holographic form by utilizing a combination of Our holographic digital twin software, digital content, spatial data-driven data science, holographic digital cloud algorithm, and holographic 3D capture technology. Our holographic digital twin technology and resource library has the potential to become the new norm for the digital twin augmented physical world in the near future. We are also a distributer of holographic hardware and generates revenue through resale.

Business Combination

Golden Path Acquisition Corporation (“Golden Path”) was a former blank check company incorporated in Cayman Island on May 9, 2018. Golden Path was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

MicroCloud Hologram Inc. (formerly known as Golden Path Acquisition Corporation), a Cayman Islands exempted company, entered into the Merger Agreement dated September 10, 2021 (as amended on August 5, 2022 and August 10, 2022), by and among Golden Path, Golden Path Merger Sub, a Cayman Islands exempted company incorporated for the purpose of effectuating the business combination, and MC, a Cayman Islands exempted company.

Pursuant to the Merger Agreement, MC would merge with the Golden Path Merger Sub and survive the merger and continue as the surviving company and a wholly owned subsidiary of Golden Path and continue its business operations (the “Merger”, and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”).

On September 8, 2022, Golden Path held an Extraordinary General Meeting (the “Extraordinary General Meeting”) to approve the Merger and the transactions contemplated by the Merger Agreement.

On September 16, 2022, in accordance with the Merger Agreement, the closing of the Business Combination (the “Closing”) occurred, pursuant to which Golden Path issued 44,554,455 ordinary shares to MC shareholders. As a result of the consummation of the Business Combination, MC became a wholly owned subsidiary of Golden Path which changed its name to MicroCloud Hologram Inc.

Following the Closing, on September 19, 2022, the ordinary shares and public warrants outstanding upon the Closing began trading on the NASDAQ under the symbols “HOLO” and “HOLOW,” respectively.

Immediately after giving effect to the Business Combination, MicroCloud had 50,812,035 ordinary shares issued and outstanding, and 6,020,500 warrants outstanding.

Results of Operations - Six months ended June 30, 2023 Compared to Six months ended June 30, 2022

Revenues

Our breakdown of revenues by business segment for the six months ended June 30, 2023 and 2022, respectively, is summarized below:

	For the Six Months Ended June 30,
	2022	2023	2023	Variance
	RMB	RMB	USD	%
Revenues
Products	86,279,003	20,639,028	2,980,279	(76.1)
Services	165,867,635	77,275,797	11,158,638	(52.8)
Total/Overall	252,146,638	97,914,825	14,138,917	(60.9)

Our total operating revenues decreased by approximately 61.2% from RMB 252.1 million for the six months ended June 30, 2022 to RMB 97.9 million (USD 14.1 million) for the six months ended June 30, 2023. This is due to the current the global economy has not fully recovered, and the industry is still in a weak recovery period. In addition, due to the impact of the customer demand has decreased, and it will take time for market demand to recover.

Products revenues declined by approximately 76.1% from RMB 86.3 million for the six months ended June 30, 2022 to RMB 20.6 million (USD 3.0 million) for the six months ended June 30, 2023, mainly due to reduced demand for holographic solutions from our customers.

The services revenues declined by approximately 53.4% from RMB 165.9 million for the six months ended June 30, 2022 to RMB 77.3 million (USD 11.2 million) for the six months ended June 30, 2023, mainly due to the decrease in customer demand, leading to our lower holographic advertisements service revenues.

Cost of Revenues

Our breakdown of cost of revenues by business segment for the six months ended June 30, 2023 and 2022, respectively, is summarized below:

	For the Six Months Ended June 30,
	2022	2023	2023	Variance
	RMB	RMB	USD	%
Cost of revenues
Products	79,886,145	13,844,925	1,999,209	(82.7)
Services	46,490,124	34,109,784	4,925,459	(26.6)
Total/Overall	126,376,269	47,954,709	6,924,668	(62.1)

Our total cost of revenues decreased by approximately RMB 78.4 million, or 62.1%, from approximately RMB 126.3 million for the six months ended June 30, 2022 to approximately RMB 47.9 million (USD 6.9 million) for the six months ended June 30, 2023.

Our cost of revenues for products decreased by approximately RMB 66.0 million, or 82.7%, from approximately RMB 79.8 million for the six months ended June 30, 2022 to approximately RMB 13.8 million (USD 2.0 million) for the six months ended June 30, 2023, primarily due to the constantly decreasing product sales.

Our cost of revenues for services decreased by approximately RMB 12.4 million, or 2.7%, from approximately RMB 46.5 million for the six months ended June 30, 2022 to RMB 34.1 million (USD 4.9 million) for the six months ended June 30, 2023.

Gross Profit

	For the Six Months Ended June 30,
	2022	2023	2023	Variance
	RMB	RMB	USD	RMB
Products
Gross profit	6,392,858	6,794,103	981,070	401,245
Gross margin (%)	7.4	32.9	32.9	344.6
Services
Gross profit	119,377,511	43,166,013	6,233,179	(76,211,498)
Gross margin (%)	72.0	55.9	55.9	(22.4)
Total/Overall
Gross profit	125,770,369	49,960,116	7,214,249	(75,810,253)
Gross margin (%)	49.9	51.0	51.0	2.2

Our gross profit decreased by approximately RMB 75.8 million, from approximately RMB 125.8 million for the six months ended June 30, 2022 to approximately RMB 50.0 million (USD 7.2 million) for the six months ended June 30, 2023. For the six months ended June 30, 2022 and 2023, our overall gross margin was 49.9% and 51.0%, respectively.

Operating Expenses

For the six months ended June 30, 2023, we incurred approximately RMB 81.9 million (USD 11.8 million) in operating expenses, representing a decrease of approximately RMB 9.7 million, or 10.6%, from approximately RMB 91.6 million for the six months ended June 30, 2022 as a result of the decrease in revenues.

Selling expenses increased by approximately RMB 1.4 million, or 42.5%, from approximately RMB 3.4 million for the six months ended June 30, 2022 to approximately RMB 4.8 million (USD 0.7 million) for the six months ended June 30, 2023. This increase was primarily due to the increase of sales and marketing activities for our business development.

General and administrative expenses increased by approximately RMB 0.7 million, or 6.5%, from RMB 11.2 million for the six months ended June 30, 2022 to approximately RMB 11.9 million (USD 1.7 million) for the six months ended June 30, 2023. This increase was primarily due to the increase of administrative costs.

Research and development expenses decreased by approximately RMB 26.3 million, or 34.7%, from approximately RMB 75.8 million for the six months ended June 30, 2022 to approximately RMB 49.5 million (USD 7.1 million) for the six months ended June 30, 2023. The decrease was primarily due to that the volume of research and development activities has decreased.

Other income (expenses), net

Total net other income was approximately RMB 0.9 million for the six months ended June 30, 2022 compared to other expenses, net of approximately RMB 1.9 million (USD 0.3 million) for the six months ended June 30, 2023.

Financial Income, net. We had net financial Income of approximately RMB 0.3 million and RMB 1.8 million (USD 0.3 million) which consisted primarily of bank charges and interest income for the six months ended June 30, 2022 and 2023, respectively. The increase was due to an increase in bank term deposits for the six months ended June 30, 2023.

Other income, net. We had net other income of approximately RMB 0.6 million and RMB 0.1 million for the six months ended June 30, 2022 and 2023, respectively.

Benefit of income taxes

Our benefit of income taxes amounted to approximately RMB 1.7 million for the six months ended June 30, 2022. Our benefit of income taxes amounted to approximately RMB 1.0 million (USD 0.1 million) for the six months ended June 30, 2023.

Our benefit of deferred income tax decreased by approximately RMB 0.8 million from approximately RMB 1.7 million for the six months ended June 30, 2022 to approximately RMB 0.9 million (USD 0.1 million) for the six months ended June 30, 2023, and the decrease was mainly due to the fact that we incurred less amortization expenses as the intangible assets were amortized.

Net income

As a result of the combination of factors discussed above, our net income decreased from approximately RMB 36.7 million for the six months ended June 30, 2022 to approximately RMB 29.0 million (USD 4.2 million) of net loss for the six months ended June 30, 2023.

Net income attributable to MicroCloud Hologram Inc.

After deducting non-controlling interest of approximately RMB 0.3 million (USD 50,386), net income attributable to holding company decreased from approximately RMB 36.7 million for the six months ended June 30, 2022 to net loss of approximately RMB 28.7 million (USD 4.1 million) for the six months ended June 30, 2023.

Basic and diluted earnings per share

Basic and diluted earnings per share was RMB 0.28 for the six months ended June 30, 2022, compared to basic and diluted loss per share of RMB 1.43 (USD 0.21) for the six months ended June 30, 2023. There was no dilution effect of unvested stock compensation due to net loss.

Liquidity and Capital Resources

As of June 30, 2023, we had cash of RMB 136.3 million (USD 18.9 million). Our working capital was approximately RMB 134.2 million (USD 18.6 million) as of June 30, 2023. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

Following the approval of the Business Combination, on September 16, 2022, we received net cash proceeds of USD 33.2 million from the closing of the Business Combination, net of certain transaction costs.

We are subject to risks and uncertainties frequently encountered by early-stage companies including, but not limited to, the uncertainty of successfully developing products, securing certain contracts, building a customer base, successfully executing business and marketing strategies, and hiring appropriate personnel.

To date, we have been funded primarily by cash flow generated from operations, interest-free advances by from MC shareholders prior to the closing of the Business Combination, and the net proceeds we received through the Business Combination. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, financial condition, and ability to achieve our intended business objectives.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Month Ended June 30
	2022 RMB	2023 RMB	2023 USD
Net cash provided by (used in) operating activities	20,476,716	(16,315,431)	(2,355,952)
Net cash provided by (used in) investing activities	11,517,307	(945,488)	(136,529)
Net cash provided by (used in) financing activities	841,009	(674,259)	(97,363)
Effect of exchange rate on cash and cash equivalents	721,682	3,088,321	(461,250)
Change in cash and cash equivalents	33,556,714	(14,846,857)	(3,051,094)
Cash and cash equivalents, beginning of period	48,006,979	151,119,985	21,910,338
Cash and cash equivalents, end of period	81,563,693	136,273,128	18,859,244

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2023 was primarily attributable to net loss of approximately RMB 29.0 million (USD 4.2 million) adjusted by various non-cash items such as depreciation and amortization expenses, bad debt allowance of approximately RMB 19.1 million (USD 2.8 million) resulting in cash outflow of approximately RMB 9.9 million (USD 1.4 million) from net loss. Cash outflow was also attributable to the increase in accounts receivable of approximately RMB 0.7 million (USD 0.1 million) and prepayment of approximately RMB 4.1 million (USD 0.6 million) for professional services. Cash outflow was offset by inflow of approximately 1.8 million (USD 0.3 million) in accounts payable.

Net cash provided by operating activities for the six months ended June 30, 2022 was primarily attributable to net income of approximately RMB 36.7 million adjusted by various non-cash items such as depreciation and amortization expenses, bad debt allowance and deferred tax benefits of approximately RMB 3.6 million resulting in cash inflow of approximately RMB 40.3 million from net income. Cash inflow was also attributable to the increase in accounts payable approximately RMB 8.5 million and advance from customers approximately RMB 1.9 million with the expansion of business operation. Cash inflow was primarily offset by increase in accounts receivable approximately RMB 19.7 million along with along with the company’s increase in revenue, increase in prepayment approximately RMB 8.6 million for professional services, the increase in payment of various business tax RMB 1.9 million along with the expansion of business operation.

Investing Activities

Net cash used in investing activities was RMB 0.9 million (USD 0.1 million) for the six months ended June 30, 2023, primarily due to the investments in unconsolidated entities of RMB 0.6 million (USD 0.1 million).

Net cash provided by investing activities was RMB 11.5 million for the six months ended June 30, 2022, primarily due to the loan proceeds to third parties RMB 10.3 million and loan repayment from third parties RMB 23.7 million and purchased approximately RMB 1.8 million of property and equipment for our operations.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2023 was RMB 0.7 million (USD 0.1 million), primarily due to the repayments of third party loan of RMB 0.4 million (USD 0.1 million) and due to the repayments to related party of RMB 0.4 million (USD 0.1 million).

Net cash provided by financing activities for the six months ended June 30, 2022 was RMB 0.8 million, primarily due to the proceeds of a short term bank loan of RMB 0.5 million.